Exhibit 99.1

For immediate release Chennai, India, January 22, 2018

Sify reports Revenues of INR 5228 Million for Third Quarter of FY 2017-18

EBITDA for the Quarter stood at INR 702 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 5228 Million, an increase of 13% over the same quarter last year.

•	EBITDA for the quarter was INR 702 Million, approximately the same as the same quarter last year.

•	Net Profit for the quarter was INR 285 Million, an increase of 62% over the same quarter last year.

•	CAPEX during the quarter was INR 379 Million.

•	Cash balance at the end of the quarter was INR 1898 Million.

FINANCIAL HIGHLIGHT

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)
	Quarter ended	Quarter ended	Quarter ended
Description	December	December	September
	2017	2016	2017

Revenue	5,228	4,635	4,840
Cost of Revenues	(3,469)	(3,007)	(3,066)
Selling, General and Administrative Expenses	(1,057)	(927)	(1,058)

EBITDA	702	701	716

Depreciation and Amortisation expense	(396)	(440)	(525)
Net Finance Expenses	(62)	(110)	(73)
Other Income	41	25	85

Profit before tax	285	176	203
Income tax expense	-	-	-
Profit for the period	285	176	203

Reconciliation with Non-GAAP measure

Profit for the period	285	176	203
Add:
Depreciation and Amortisation expense	396	440	525
Net Finance Expenses	62	110	73
Income tax expense	-	-	-
Less:
Other Income	(41)	(25)	(85)

EBITDA	702	701	716

Mr. Raju Vegesna, Chairman, said, “We remain encouraged by the response of Domestic and Global Enterprises to our subscription and outcome-based services. They are beginning to see the merits of consolidating their IT needs with service providers like us who can extend the full range of ICT solutions. Public policy and measures undertaken by the Indian government thus far are positive for large scale Digital Transformation projects, both from private Enterprise and the Public Sector.”

Mr. Kamal Nath, CEO, said, " Our growth is being driven by our continuous enhancement in Data Centre centric IT services which for the first time has gained more wallet share than our Telecom services in our overall revenue mix. Our continuous pitch of integrated IT Services and Telecom services, both aligned to Cloud and Digital Consumption model, have been significant differentiators for Sify, as more clients migrate to the Cloud platform and adopt Digital model of doing business.”

Mr. M P Vijay Kumar, CFO, said, “Our revenue continues to maintain robust growth. The reduction in depreciation is on account of completion of amortization of a significant investment in the past for a major WAN project for a customer. Over this quarter, we have continued our investments in resources and skills enhancement, which will get monetized over time.

Our cash balance for the quarter was INR 1898 Million”

Business Highlights

Telecom-centric services - Comprises managed data services on our domestic and international network and termination of voice calls over IP in our domestic and international partner networks.

•	Revenue for the Data and Managed services business grew 11% over the same quarter last year. Overall, revenue for Telecom business grew 2% primarily due to a reduction in revenue from India voice termination business.

•	Key wins during the quarter include a large Public-Sector bank, an insurance company, a State Power Distribution Company and global R&D/engineering company.

•	Sify’s focus on OTT/content providers continues to deliver growth with a large win from a fast growing global CDN player. The contract covers offerings around the network, colocation and the Internet exchange lines of business.

•	Sify also had two key wins in the network transformation and outsourcing category. A leading logistics company outsourced its network and security management and a leading financial services company signed up to transform and manage their network.

•	Other key contracts won in this segment were from a global manufacturing and engineering conglomerate to deploy secure wireless mobility infrastructure across all its offices, and a PSU bank in India as they continue to drive the next generation of digitisation in bank branches.

•	Sify also won its first IoT project of scale in this quarter from a logistics company to drive digitization of their supply chain.

Data Center-centric IT services - Comprises managed colocation services at Sify’s six concurrently-maintainable data centers, cloud services, application-led services and technology integration-led services

•	Revenue from Data Center-centric IT services grew 25% over the same quarter last year.

•	In response to market demand, Sify added an additional 1440KW of capacity at its Mumbai data center.

•	Sify added some marque clients to their data center roster. Among them are an Indian MNC for their energy business, a Content caching MNC at two of our Data Centers, an international OTT player to commission their Content PoP for North India and a world leader in the audio components industry.

•	One of the fastest growing private banks and a large Public Sector bank also expanded their data center engagement with us.

•	Sify signed up 14 new customers for Cloud and Managed Services this quarter.

•	Sify launched an All Flash Storage platform as a utility service offering in partnership with a global storage EOM leader.

•	Sify signed up 9 new customers for Talent Management and Supply Chain management and a significant Government organisation for Digital security.

•	Sify’s offering of applications extended through alliances with major players won 7 new clients this quarter for SAP, Oracle and Microsoft services.

•	Sify added 21 new clients this quarter for its Technology Integration services.

•	Sify also made major inroads into the Public-Sector banking segment in Managed Security Services with two Public Sector banks signing up for implementation and maintenance of Security Operations Center (SOC), another to implement Intrusion Protection system and provide Security services and a third to implement Network Access control (NAC) system and provide Security services.

•	A Public-Sector Oil and Gas major contracted with Sify to build their Data Center and manage its operations.

•	This quarter, Sify became the first Indian company to find a place in the Challengers Quadrant in Gartner’s MQ for Managed Hybrid Cloud Market 2017- Asia.

•	Amazon web services authorized Sify as a reselling partner for Public Sector Units.

•	For the second time, Sify has been certified for SAP for Hosting Services, Cloud Services, Hana Services and Application Managed Services.

About Sify Technologies

Sify is the largest ICT service provider, system integrator, and all-in-one network solutions company on the Indian subcontinent. We’ve also expanded to the United States, with headquarters in the heart of California’s Silicon Valley.

Over 8500 businesses have become Sify customers. We also partner with other major network operators to deliver global network solutions. Our customers can access Sify services via India’s largest MPLS network. Among the very few Enterprise class player in India, Sify, today has presence in more than 1550 cities in India and in North America, the United Kingdom and Singapore.

Sify, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2017, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com